PART C – This part describes certain charges in your Contract.

PART IX – CHARGES

Withdrawal Charges (see Section 9.01 of the Contract): Not Applicable under this Contract

Transfer Charges (see Section 9.02 of the Contract):

Currently, the number of free transfers is unlimited, subject to the terms of Sections 6.01 and 9.02. However, we reserve the right to limit the number of free transfers to 12 transfers per Contract Year.

For each additional transfer in excess of the free transfers, we will charge the lesser of $25 or 2% of each transaction amount at the time each transfer is processed. The Charge is deducted from the Investment Options from which each transfer is made on a pro-rata basis. This charge may change, subject to a maximum of $35 for each transaction. Automatic transfers between a Segment Type Holding Account and to a Segment are not included for purposes of this charge.

Contract Fee (see Section 9.04 of the Contract):	[Annual Rate of 1.65% (equivalent to a daily rate of 0.004558%)]

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